Exhibit 99.1

Americas Silver Corporation Reports Second Quarter 2017 Financial Results and Appointment of New Director

TORONTO--(BUSINESS WIRE)--August 9, 2017--Americas Silver Corporation (TSX: USA) (NYSE “MKT”: USAS) (“Americas Silver” or the “Company”) today reported consolidated financial and operational results for the second quarter of 2017.

This earnings release should be read in conjunction with the Company’s Second Quarter Production and Cost Update, Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Silver Corporation SEDAR profile at www.sedar.com, on its EDGAR profile at www.sec.gov, and are also available on the Company’s website at www.americassilvercorp.com. All figures are in U.S. dollars unless otherwise noted.

Second Quarter Highlights

  Revenues of $17.2 million in Q2, 2017 compared with revenues of $12.8 million in Q2, 2016.
  Cash flow generated from operating activities1 in the first 6 months of 2017 of $6.3 million, including approximately $3.2 million in Q2, 2017, compared to cash generated from operating activities of approximately $1.6 million for the first 6 months of 2016, including $0.7 million in Q2, 2016.
  A net income of $0.9 million or $0.02 cents per share in Q2, 2017, compared with a net loss of ($2.1) million or ($0.07) cents per share in Q2, 2016.
  Consolidated silver production for the quarter of approximately 558,000 silver ounces and 1.2 million silver equivalent2 ounces, representing increases of 1% and 18%, respectively, compared to Q2, 2016.
  Consolidated cash costs3 for the quarter were approximately $6.31 per silver ounce, a decrease 45% year-over-year, while consolidated all-in sustaining costs2 were approximately $9.74 per silver ounce, a decrease of 33% year-over-year.
  San Rafael remains on budget and on time for the start of production by the end of Q3, 2017.
  Guidance for 2017 remains at 2.0 - 2.5 million ounces of silver production and silver equivalent production of 5.0 - 5.5 million ounces with projected cash costs of $4.00 - $5.00 per silver ounce and all-in sustaining cash costs of $9.00 - $10.00 per silver ounce.
  Americas Silver is pleased to announce the appointment of Manuel Rivera to its Board of Directors effective August 2, 2017.
  Cash balance at June 30, 2017 of $12.8 million with net working capital of approximately $18.3 million.

“The Company had a strong second quarter, generating net income and strong operating cash flow from our operations despite low silver prices,” said Americas Silver Corporation President and CEO Darren Blasutti. “We expect Nuestra Senora to continue producing until the end of the third quarter while San Rafael transitions from a development project into a producing mine in the fourth quarter. Fiscal 2018 is shaping up to be the most exciting year in the Company’s history as San Rafael commences commercial production.”

Consolidated Production and Operating Costs

Consolidated Production and Cost Details
	Q2 2017	Q2 2016
Total ore processed (tonnes milled)	179,427	161,700
Silver produced (ounces)	557,892	556,404
Zinc produced (pounds)	2,904,374	2,081,046
Lead produced (pounds)	6,435,048	6,677,247
Copper produced (pounds)	273,475	225,785
Silver equivalent produced (ounces)	1,175,836	997,537
Silver recovery (percent)	90.6	82.5
Silver grade (grams per tonne)	107	130
Silver sold (ounces)	574,479	528,349
Zinc sold (pounds)	2,746,948	1,774,368
Lead sold (pounds)	6,725,788	6,803,078
Copper sold (pounds)	294,278	168,104
Cost of sales ($ per silver equivalent ounce)[1]	$11.00	$10.80
Silver cash cost ($ per silver ounce) [1]	$6.31	$11.38
All-in sustaining cost ($ per silver ounce) [1]	$9.74	$14.62

1 Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce in Q2, 2017 excludes pre-production of 22,549 silver ounces and 32,955 silver equivalent ounces mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as development costs.

Net income of $0.9 million was recorded for the quarter, compared to a net loss of ($2.1) million for the second quarter of 2016. The Company also generated cash from operating activities before non-cash working capital items of $6.3 million in the first half of 2017 compared to $1.6 million in the first half of 2016. The improvement in net income and cash from operating activities before non-cash working capital items is primarily attributable to higher net revenue on concentrate sales, lower corporate general and administrative expenses, and lower interest and financing expense, partially offset by higher cost of sales, and higher depletion and amortization. General and administrative expenses were higher in Q1, 2017 due to the Company’s US listing, debt refinancing, and San Felipe acquisition. Further information is available in the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2017.

Consolidated silver production for the second quarter of 2017 was 557,892 silver ounces which represents an increase of 7% over the previous quarter and 1% year-over-year. Silver equivalent production was approximately 1.2 million ounces, up 6% over the previous quarter and 18% year-over-year. The increase in silver and silver equivalent production is primarily due to increased tonnage at the Galena mine and continuing strong production from the Nuestra Señora mine as it winds down operations prior to the start of San Rafael in the fall.

The Company expects to provide an exploration update on its Cosalá properties before the end of the third quarter. Exploration results have been encouraging to date.

Further information concerning the consolidated and individual mine operations is included in the Company’s second quarter Condensed Interim Consolidated Financial Statements for the six months ended June 30, 2017 and Management’s Discussion and Analysis for the three and six months ended June 30, 2017.

Americas Silver Welcomes New Director

Americas Silver is pleased to announce the appointment of Manuel Rivera to its Board of Directors. Mr. Rivera is currently the President & CEO of Grupo Expansión with over 20 years of experience in a variety of industries including media, digital, and consumer goods. Mr. Rivera began his career at Procter & Gamble (Mexico) before joining Grupo Expansión as the head of sales & marketing, moving up to COO, then to President and co-owner after a management-led buyout. Since joining Grupo Expansión, Mr. Rivera has taken the company from a minor magazine player, to one the largest digital publishers in Mexico and Latin America. Mr. Rivera is also the current Co-chair of the Global Future Council for Media and Information of the World Economic Forum and also Chairman of the board for Make-A-Wish Mexico.

Mr. Rivera’s impressive track record and experience with Grupo Expansión will help advance the Company’s interests in its principal country of growth. Commenting on Mr. Rivera’s appointment to the Board, Alex Davidson, Chairman of Americas Silver said, “We are delighted to welcome Manuel to the Board. His extensive management skills, strategic perspective, and knowledge of Mexico will be extremely valuable to the Company. We look forward to his experience and perspective as a Director of the Company.”

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational and development plans (including completion of the San Rafael Project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1 Cash flow generated from operating activities is a non-IFRS financial measure calculated as net cash flow used in operating activities less changes in non-cash working capital items such as trade and other receivables, inventories, prepaid expenses, and trade and other payables.
2 Silver equivalent production throughout this press release was calculated based on silver, zinc, lead and copper realized prices during each respective period.
3 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2016 year-end and quarterly MD&A.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416-848-9503
President and CEO